U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
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                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

 (Check One): [X] Form 10-K    [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
              [_] Form N-SAR

     For Period Ended:      June 30, 2000                   | SEC FILE NUMBER |

     [_]  Transition Report on Form 10-K                       ------------
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER  |
     [_]  Transition Report on Form 10-Q                    [                 ]
     [_]  Transition Report on Form N-SAR                   -------------------

     For the Transition Period Ended:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
Former Name if Applicable

UNITED NATIONAL FILM CORPORATION

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Address of Principal Executive Office (Street and Number)
6363 Christie Avenue,
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City, State and Zip Code
Emeryville, California 94608
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PART II -- RULES 12b-25(b) AND (c)
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     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on Or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company and its auditors are waiting for the receipt of third party reports which form the basis for the 10K report. Such reports were not received timely prior to the expiration of the filing deadline. The company's review and approval processes is expected to be completed in the near future.

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PART IV -- OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

Richard J. Hockert, Esq.                     (972) 980-0357
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       (Name)                            (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act Of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of?
                                 [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      It is anticipated that the operating results of the Company will reflect a loss of $263,285 for the fiscal year. This figure represents a substantial increase in the annual operating deficit of the Company. The 1999 fiscal year loss was $67,665.

                      UNITED NATIONAL FILM CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:  September 29, 2000            By: /s/ Deno Paoli, President
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                                              Deno Paoli, President


INSTRUCTION: The form may be signed by an executive officer of the registrant Or by any other duly authorized representative. The name and title of the Person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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